SEC
Mail Processing
Section

AUG 20 2014

Washington DC
404

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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14041328

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50039

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/13 (MM/DD/YY) AND ENDING 6/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Polar Investment Counsel, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19547 210th Avenue NE
(No. and Street)

Thief River Falls (City) MN (State) 56701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Jordan 218-681-7344
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyer & Company, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

14500 Burnhaven Dr. #135 (Address) Burnsville (City) MN (State) 55306 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/27/14

OATH OR AFFIRMATION

I, Michael C. Jordan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Polar Investment Counsel, Inc., as of June 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sherry Lynn Abbott
Notary Public
Minnesota
My Commission Expires January 31, 2015

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY
OF GLACIER GROUPS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

JUNE 30, 2014

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC.

CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	
FINANCIAL STATEMENTS	
Statement of Financial Condition	1
Statement of Operations	2
Statement of Changes in Stockholder's Equity	3
Statement of Cash Flows	4
NOTES TO FINANCIAL STATEMENTS	5-7
SUPPLEMENTARY INFORMATION	
Computation of Net Capital Pursuant to SEC Rule 15c3-1	8
Reconciliation of the Computation of Net Capital and the Computation for Determination of Reserve Requirements	9
Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3	10
Reconciliation of FOCUS Report (IIA) as of June 30, 2014 to Audited Financial Statements as of June 30, 2014	11
REPORT ON INTERNAL CONTROL REQUIRED BY SEC 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3	12-13
INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO SIPC ASSESSMENT RECONCILIATION	14

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

INDEPENDENT AUDITORS' REPORT

Board of Directors
Polar Investment Counsel, Inc.
A Wholly Owned Subsidiary of Glacier Groups, Inc.
Thief River Falls, MN

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Polar Investment Counsel, Inc., A Wholly Owned Subsidiary of Glacier Groups, Inc. (a Wyoming corporation), as of June 30, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Polar Investment Counsel, Inc., A Wholly Owned Subsidiary of Glacier Groups, Inc. as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 8 through 11 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 8 through 11 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 8 through 11 is fairly stated in all material respects in relation to the financial statements as a whole.

Boyer + Company

Burnsville, MN

July 15, 2014

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC.

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2014

ASSETS

Cash and Cash Equivalents	$ 83,760
Receivables from Broker/Dealers	110,831
TOTAL ASSETS	$ 194,591

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Payable to Affiliate	$ 16,000
Commissions Payable	70,909
Total Liabilities	86,909
STOCKHOLDER'S EQUITY	
Common Stock, No Par Value, 9,000 Shares Authorized, 100 Shares Issued and Oustanding	25,000
Additional Paid in Capital	67,384
Retained Earnings	15,298
Total Stockholder's Equity	107,682
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 194,591

See notes to financial statements

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC.

STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2014

REVENUE	
Commissions	$ 1,308,636
Other	124,271
Total Revenue	1,432,907
EXPENSES	
Commissions	794,424
Management Fee	260,099
Clearing Charges	303,147
Insurance	46,454
Regulatory Fees	19,938
Other Expenses	4,951
Total Expenses	1,429,013
NET INCOME	$ 3,894

See notes to financial statements

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED JUNE 30, 2014

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
Balance - Beginning of Year	$ 25,000	$ 67,384	$ 11,404	$ 103,788
Net Income	-	-	3,894	$ 3,894
Balance - End of Year	$ 25,000	$ 67,384	$ 15,298	$ 107,682

See notes to financial statements

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2014

Cash Flows from Operating Activities:	
Net Income	$ 3,894
Adjustments to Reconcile Net Income to Net Cash	
Provided (Used) by Operating Activities:	
(Increase) Decrease in:	
Receivables from Broker/Dealers	(1,466)
Increase (Decrease) in:	
Payable to Affiliate	(4,000)
Commisions Payable	(69,941)
Net Cash Provided (Used) by Operating Activities	(71,513)
Net Decrease in Cash and Equivalents	(71,513)
Cash and Equivalents, Beginning of Year	155,273
Cash and Equivalents, End of Year	$ 83,760

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED JUNE 30, 2014

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization – The Company was incorporated in the state of Wisconsin on May 22, 1995. The Company is a wholly-owned subsidiary of Glacier Groups, Inc. The Company is registered with the Securities and Exchange Commission and the Commodities Futures Trading Commission and is a member of the Financial Industry Regulatory Authority (FINRA) and the National Futures Association. The Company's principal business activity is the sale of securities. Operations began in July, 1997. On January 8, 2011 the Company and Parent Company reincorporated in the state of Wyoming.

B. Recognition of Revenue – Commission income from sales of securities is recorded on the trade date.

C. Cash Equivalents – Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date of three months or less and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

D. Accounts Receivable and Allowance for Doubtful Accounts – An allowance for doubtful accounts has not been established as of June 30, 2014. Based upon management's analysis of outstanding accounts receivable as of June 30, 2014 and the Company's past collection experience, an allowance is not considered necessary by management.

E. Concentration of Risk – The Company maintains its cash in accounts with federally insured banks. At times, the balances in these accounts may be in excess of the federally insured limit of $250,000. The Company believes that there is no significant risk with respect to these deposits.

F. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

G. Fair Value of Financial Instruments – The Company's accounting for fair value measurements of assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring or nonrecurring basis adhere to the Financial Accounting Standards Board (FASB) fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
- Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair trade hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

At June 30, 2014 the Company did not have any assets or liabilities that would require fair value recognition or disclosures.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

H. Income Taxes – Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in operations in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. There are no deferred tax assets or liabilities recorded at June 30, 2014.

The Company files a consolidated federal income tax return with its Parent Company Glacier Groups, Inc. Management is of the view that there are no significant tax positions that may be challenged. Tax years ending June 30, 2010 through June 30, 2013 are open for examination by the IRS.

I. Subsequent Events – Subsequent events have been evaluated through the date of the auditors' report which is the date the financial statements were available to be issued.

NOTE 2 – OFF BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company's customers may enter into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures contracts, exchange traded options, to-be-announced securities (TBA's) and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market and credit risk. In addition, the Company's customers may sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date. Since the Company enters into the aforementioned transactions solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to these derivative and other off-balance sheet financial instruments, as mentioned below.

To facilitate securities transactions, including the aforementioned transactions, on behalf of its customers, the Company has entered into an agreement with another broker/dealer (Clearing Broker/Dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/Dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/Dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/Dealer. As part of the terms of the agreement between the Company and Clearing Broker/Dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/Dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions and other financial instruments. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/Dealer to purchase or sell securities or other financial instruments at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The aforementioned agreement may be terminated by either party with 45 days of prior notification. The Company is required to maintain a $100,000 deposit with the Clearing Broker/Dealer to assure its performance under the agreement.

NOTE 3 – RELATED PARTY TRANSACTIONS

As mentioned in Note 1, the Company is a wholly-owned subsidiary of Glacier Groups, Inc. (Parent). The Company files consolidated income tax returns with the Parent. The Parent assumes all income tax liability for the group.

The Parent pays substantially all overhead and operating expenses on behalf of the Company other than commission expense, insurance, and clearing and execution charges. Pursuant to a written agreement, the Company reimburses the Parent for these expenses. The expenses incurred to the Parent for the year ended June 30, 2014 are as follows:

Compensation and related benefits	$134,116
Occupancy	15,759
Communications	37,116
Other	73,108
Total	$260,099

NOTE 4 – INCOME TAXES

The Company filed a consolidated tax return with Glacier Groups, Inc. The consolidated Company has net operating loss carryovers to future years of $114,407 for federal purposes and $112,738 for state. No deferred asset has been recorded since majority of carryovers relate to the Parent Company.

SUPPLEMENTARY INFORMATION

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
JUNE 30, 2014

		2014
STOCKHOLDER'S EQUITY, End of Year	$	107,682
DEDUCTIONS:		
Nonliquid Receivables		1,683
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		105,999
HAIRCUTS ON SECURITIES		2,000
NET CAPITAL, End of Year		103,999
REQUIRED CAPITAL		
Basic Capital Requirement:		
Liabilities		86,909
Required Percent		6.67%
Basic Capital Requirement		5,797
Minimum Capital Required		45,000
Excess Capital	$	58,999
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Indebtedness	$	86,909
Net Capital		103,999
Percent of Debt to Net Capital		83.57%

See independent auditors' report

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AND THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
JUNE 30, 2014

The Company operates on a fully disclosed basis under Rule 15c3-1 Subparagraph (a)(2) and does not hold client/customer funds or securities; thus, no reconciliation is necessary.

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO SEC RULE 15c3-3
JUNE 30, 2014

The Company is exempt from Rule 15c3-3 under Subparagraph K(2)(ii) and does not possess, control, or otherwise hold client or customer funds or securities.

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC.

RECONCILIATION OF FOCUS REPORT (IIA) AS OF JUNE 30, 2014
TO AUDITED FINANCIAL STATEMENTS AS OF JUNE 30, 2014

	Balance Per Focus Report on June 30, 2014	Adjustments Debit		Adjustments Credit		Balance Per Audited Financial Statements At June 30, 2014
Total Assets	$ 194,590	$ 1	(a)	$ -		$ 194,591
Less:						
Total Liabilities	86,908	-		1	(a)	86,909
Net Worth	107,682	1		1		107,682
Less:						
Non-Allowable Assets	1,683	-		-		1,683
Tentative Net Capital	105,999	-		-		105,999
Less:						
Securities Haircuts	2,000	-		-		2,000
Net Capital	$ 103,999	$ -		$ -		$ 103,999

(a) Rounding

See independent auditors' report

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Polar Investment Counsel, Inc.
A Wholly Owned Subsidiary of Glacier Groups, Inc.
Thief River Falls, Minnesota

In planning and performing our audit of the financial statements of Polar Investment Counsel, Inc., A Wholly Owned Subsidiary of Glacier Groups, Inc. (the Company), as of and for the year ended June 30, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2014 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boyer & Company

Burnsville, MN

July 15, 2014

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO SIPC ASSESSMENT RECONCILIATION

Board of Directors
Polar Investment Counsel, Inc.
A Wholly Owned Subsidiary of Glacier Groups, Inc.
Thief River Falls, MN

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2014, which were agreed to by Polar Investment Counsel, Inc., A Wholly Owned Subsidiary of Glacier Groups, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Polar Investment Counsel, Inc., A Wholly Owned Subsidiary of Glacier Groups, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Polar Investment Counsel, Inc., A Wholly Owned Subsidiary of Glacier Groups, Inc.'s management is responsible for Polar Investment Counsel, Inc., A Wholly Owned Subsidiary of Glacier Groups, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boyer + Company

Burnsville, MN

July 15, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 6/30/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050039 FINRA JUN
POLAR INVESTMENT COUNSEL INC
19547 210TH AVE NE
THIEF RIVER FALLS MN 56701-8354

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Sherry Abbott 218-681-7344

2. A. General Assessment (item 2e from page 2)		$ 1990
B. Less payment made with SIPC-6 filed (exclude interest) 1-30-13 Date Paid		(1047)
C. Less prior overpayment applied		(—)
D. Assessment balance due or (overpayment)		943
E. Interest computed on late payment (see instruction E) for ______days at 20% per annum		—
F. Total assessment balance and interest due (or overpayment carried forward)		$ 943
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 943	
H. Overpayment carried forward	$(—)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Polar Investment Counsel Inc
(Name of Corporation, Partnership or other organization)

Sherry Abbott
(Authorized Signature)

EVP, CCO, CFO
(Title)

Dated the 14 day of July, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2013
and ending 6/30/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,432,906
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	79,156
(2) Revenues from commodity transactions.	48,150
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	303,146
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	194,661
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	—

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 11,489	
Enter the greater of line (i) or (ii)		11,489
Total deductions		636,604
2d. SIPC Net Operating Revenues		$ 796,301
2e. General Assessment @ .0025		$ 1990

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